Exhibit 12.1
The York Water Company
Statement Regarding the Computation of Ratio of Earnings to Fixed Charges

	2009	2008	2007	2006	2005

Earnings:
Pre-tax income from continuing operations	$12,091	$10,059	$10,106	$9,287	$9,216
Plus: fixed charges	5,106	4,866	4,237	4,243	3,675

Earnings as adjusted	17,197	14,925	14,343	13,530	12,891

Fixed Charges:
Interest	4,990	4,759	4,144	4,165	3,604
Amortization of debt	116	107	93	78	71

Fixed charges	$5,106	$4,866	$4,237	$4,243	$3,675
Ratio of earnings to fixed charges	3.37	3.07	3.39	3.19	3.51